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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

                             SEC File Number 0-22055
                             CUSIP Number 87305 U102

(CHECK ONE): |  | Form 10-KSB  |  | Form 20-F   |  | Form 11-K   |X| Form 10-QSB
             |  | Form 10-D    |  | Form N-SAR  |  | Form N-CSR

               For Period Ended: September 30, 2006

               |  | Transition Report on Form 10-KSB
               |  | Transition Report on Form 20-F
               |  | Transition Report on Form 11-K
               |  | Transition Report on Form Form 10-QSB
               |  | Transition Report on Form N-SAR

         For the Transition Period Ended: ______________________________

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         PART I REGISTRANT INFORMATION

AMEDIA NETWORKS, INC.
Full Name of Registrant

2 CORBETT WAY
Address of Principal Executive Office

EATONTOWN, NEW JERSEY 07724
City, State and Zip Code

                       PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|   | (a)  The reasons described in reasonable detail in Part III of this form
      |      could not be eliminated without unreasonable effort or expense
      |
      |
      |
|X|   | (b)  The subject annual report, semi-annual report, transition report on
      |      Forms 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion
      |      thereof will be filed on or before the fifteenth calendar day
      |      following the prescribed due date; or the subject quarterly report
      |      or transition report on Form 10-Q, 10-QSB, or portion thereof will
      |      be filed on or before the fifth calendar day following the
      |      prescribed due date; and
      |
      | (c)  The accountant's statement or other exhibit required by Rule
      |      12b-25(c) has been attached if applicable

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                               PART III NARRATIVE

State below in reasonable detail the reason why Forms 10-KSB, 20-F, 11-K, 10-QSB, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant's Quarterly Report on Form 10-QSB for the three months ended September 30, 2006 could not be filed by the prescribed due date of November 14, 2006 because the registrant had not yet finalized its treatment and disclosure of certain material post quarter events. The registrant is unable to file such report within the prescribed time period without unreasonable effort or expense. The registrant anticipates that the subject quarterly report will be filed on or before November 20, 2006.

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

JAMES D. GARDNER, CFO (732) 440-1992
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(2) Have all other periodic reports required under Section 13 or 15(d) or the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

For the three and nine months ended September 30, 2005, the registrant recorded $300 and $5,548 in revenues, and a net loss applicable to common stockholders of $2,408,645 and $9,905,843, respectively. For the three and nine months ended September 30, 2006, the registrant currently estimates that it had revenues of approximately $4,224 and $29,603, respectively, and a net loss applicable to common stockholders of approximately $4,683,345 and $14,407,982, respectively. Results for the 2006 periods remain subject to further adjustment and actual results may differ significantly from the foregoing estimates.

This increase in net loss for the 2006 periods is primarily attributable to increased research and development and general and administrative expenses during the three and nine months ended September 30, 2006 as compared to the comparable periods in 2005. The increase in general and administrative expenses and research and development expenses during the 2006 periods is attributable to additional stock based compensation recorded in respect of stock options granted to employees and non-employee directors and the implementation of SFAS 123R effective January 1, 2006 as well as increased development costs of our products.
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                             AMEDIA NETWORKS, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                 Date: NOVEMBER 14, 2006          By: /s/ JAMES D. GARDNER
                                                  ------------------------
                                                    James D. Gardner
                                                    Chief Financial Officer